

Business Plan: Mesilla Valley Cannabis

September 1, 2022

Derrick Pacheco
Mesilla Valley Cannabis
401 N Mesilla St
Las Cruces, NM 88005



TABLE OF CONTENTS

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EXECUTIVE SUMMARY

Mesilla Valley Cannabis is a licensed retail business in the state of New Mexico with the opportunity to become fully vertically integrated. By starting with cannabis retail and consumption, we can roll immediate profits back into our operating needs and expansion plans. Future operation plans include manufacturing, cultivation, delivery and distribution. Our core product offerings will include oils and extracts, edibles and topicals, and smokable cannabis flower.

Our consumption lounge will be one the first in the country and truly one of a kind. The lounge will complement on-site cannabis retail and additional micro-businesses such as food and beverage and other concession stand type of operations. Creating a transformative destination experience will set us apart from other dispensaries.

As an international import/export hub, the Mesilla Valley is well positioned for the eventual descheduling of cannabis at the federal level. As we focus on establishing our local market, data shows our target market will mainly consist of 40-70 year old clients, however we suspect a large population of 21-40 year olds will also easily become engaged in our programming and offerings.

Around year five, our focus may shift towards more of a distribution model where we can take advantage of our proximity to the inland port in Santa Teresa. Manufacturing and job creation is a priority for the region. Taking advantage of international export of locally manufactured goods is key to future stability and expansion. Cannabis exports and interstate commerce are currently prohibited at the federal level, but industry insiders are expecting and gearing up for a national roll-out in the next few years.

We will be facing intense competition as the new program continues to roll out and stabilize. Our familiarity with small business development and operating on a lean budget will mitigate these challenges and give us a competitive edge.

As our company grows, so will the need for a solid management and advisory team. Our wages offered will be competitive and attractive in order to land the right team members. Our board of directors and advisors will be positions offered to business professionals who can lend their expertise to the operation.

With the initial seed round of fundraising via Mainvest, we are expecting to raise $75-100,000 in investment capital in order to launch Mesilla Valley Cannabis. With no existing debt or extreme expenses, the startup capital raised should allow us to begin retail sales of cannabis and start cashflowing the business.

II. COMPANY DESCRIPTION

Mesilla Valley Cannabis is a platform for vertically integrated cannabis operations, based in the historic Alameda Depot neighborhood in Las Cruces, New Mexico. With an 8,000 sq ft facility, all possible cannabis operations will be realized including: retail, delivery, manufacturing, cultivation, distribution, and a consumption lounge.

Our mission is to provide a world-class cannabis experience in a safe and inspiring venue. In order to fulfill this mission, a company philosophy built on integrity, community, and fun will be implemented to provide the best customer experience possible. The vision is to become a beloved community anchor, along with a regional distribution hub for all things cannabis.

1. Company goals

Short-term goals would include building relationships with suppliers and team members to ensure a solid company foundation. The business will grow in phases with an emphasis on quickness to market, in order to take advantage of current above average retail prices.

Developing a solid delivery program will also be an important short-term goal, as the current lax courier rules and regulations make for low barriers to entry. Our older clientele may find this more convenient than shopping in-store.

Long-term goals are to improve efficiency based on data and feedback from staff as well as customers. Developing a plan to take advantage of eventual national and international markets will be imperative to growth and sustainability in the marketplace.

2. Target market

Our target market is 27-50 year old cannabis consumers. A large portion of our clients will be first time consumers or cannacurious. A blend of in-store and delivery based customers will comprise most of our sales, with e-commerce opportunities on the horizon.

3. Legal structure

Mesilla Valley Cannabis is currently structured as a single member LLC. Initial contracted CFO services will provide an analysis including restructuring the corporation for the most efficient tax and liability shield. Derrick Pacheco is the Founder and CEO.

III. Products & Services

Mesilla Valley Cannabis will sell locally grown and manufactured cannabis products. Strong relationships with suppliers will ensure the growth and sustainability of both our retail and wholesale operations. Our consumption lounge will provide cannabis related programming including: eductation, entertainment, networking and community development.

The problems with local cannabis sales are vast, but we intend to focus on the localized experience with an emphasis on education. As a good amount of our clients will be new and canna-curious, a solid sales team with a hospitality forward ethos will be essential to our programming.

We intend to differentiate our experience by focusing on underserved demographics and using education and customer service to provide a world-class experience. People will be our focus before profits, although a solid employee training problem will keep sales quotas met as well.

We will utilize analytical data from various software packages including a cannabis specific POS system as well as a retail sales gamification software in order to manage inventory and keep the freshest product stock possible. Our focus will be inventory management and distribution efficiency.

We will focus on providing the highest quality products from the best purveyors across New Mexico while still being cognizant about competitive pricing strategy. As it is easier and cheaper to gain a customer and win their repeat business, a frequent buyer program will be developed and implemented to help retain a repeat customer base.

Pricing of retail cannabis products are expected to command a 50% margin overall, before IRC 280e. Pricing of venue rental and other special event rentals will be competitive, with these agreements being very profitable due to minimal overhead and investment. These margins are expected to be closer to 90% on events and other sublease situations.

IV. Marketing Plan

Trends in the Industry
- The emerging cannabis industry is the latest agriculture and hospitality opportunity to enter the state of New Mexico
- The industry is steadily growing to include micro and macro producers, retail and consumption operators and manufacturers of all capacities
- Total statewide cannabis sales were over $40 million in August 2022
- The industry is trending towards month over month sales increases
- Maintaining a decent per pound price of wholesale cannabis is essential for the success of the local program. Prices are still hovering at an attractive $3,000/lb. Interstate commerce will eventually change pricing entirely, so keeping a higher unit price is advantageous during the growth stages of the industry

Barriers to entry
- High startup costs
- Limited access to capital
- Changing legal landscape
- Finding qualified employees

Monthly changes in governmental regulations can be challenging, but can also be helpful in adapting the new industry to the demands of the operators and consumers. Changes in the economy are felt, however the cannabis industry seems to be better positioned than most other goods and services, as we saw most recently during the pandemic.

Changes in technology in the industry will help aid in an eventual international marketplace. Products will be easier to manage as far as compliance, testing and manufacturing due to increased efficiency in technology and advancements in research. Examples include the nano-emulsification of cannabis oils which can aid in product expansion, dosage reliability, and transportation efficiency.

1. Timeliness of entry into the target market
   - A benefit to entering the market in our projected timeframe is two-fold. Not rushing to be first out of the gate has allowed us to study the local market for complications and roadblocks. By opening in year two of the recreational program, we can still take advantage of high opening retail prices as we grow our



company.

2. Product/Service Features
   - Hand-trimmed flower
   - Solventless Extracts
   - Hand-made edibles and topicals
   - Top-shelf flower and extracts

Target Customers

Our target market will be an older canna-curious clientele who are looking to replace opioids with cannabis. Education, comfort and customer experience are important factors to this demographic and we will aim to excel in all aspects relying on continued training and developing solid standard operating procedures.

- 40-70 year olds
- Male and Female
- Household size of 2-4
- Median Income
- Typical occupations include: Education, Agriculture, Aerospace, Retired, Student, Film and Engineering
- Singles and Married Couples
- Residents from Las Cruces, El Paso, Juarez, including national and international tourism
- All education levels, with basic college degrees being common
- People of all nationalities will be able to find a product or service that fits their needs and lifestyle

Additional customer groups include wholesale buyers, which will consist of mostly smaller retailers and manufactures which lack the purchasing power of larger operations. Farmers, manufacturers and other ancillary businesses will be at the core.

Target Market Research

A repeat customer base will be developed by offering a superior customer experience. Customers are looking for wellness, pain relief, quality, price and a positive experience. Customers are currently reporting less than satisfactory experiences at retail and consumption outlets currently open in the area.

Customers are generally accustomed to paying with cash, however debit-pin and electronic ACH payments are now becoming available and more commonplace. We will encourage cash sales whenever possible to avoid passing along banking fees.

Cannabis is timeless. Much like alcohol, cannabis is purchased and consumed in good times and in bad, in summertime and in wintertime. Our goal is to have a weekly customer base, followed by monthly guests and tourism traffic. The immediate market includes the population of Las Cruces, which is around 115,000 residents, however a market size of 2 million is commonly used in the industry which includes residents of El Paso and Juarez.

Capturing an ever increasing tourism population will be another focal point. According to the most recent report from the New Mexico Department of Tourism, spending topped 6.6 Billion in 2018, which was an all-time high.

Competition

As of July 2022, New Mexico has the 8th most saturated market at 4.5 dispensaries per 100k residents. Las Cruces will soon have roughly 30 retail locations in operation which will most likely come with adjustments as the initial boom market stabilizes.

Major Competitors include multi-state operators with deep pockets, however they tend to focus on the eastern part of the city instead of the entertainment core of downtown and surrounding areas.

Our best competitive advantage is our location. With plenty of room for customer assembly and special event opportunities, our competitors simply won't be able to offer the same level of customer engagement and experience which will set us apart but also compliment other nearby businesses. As the nearby cannabis district grows, the demand for a diverse experience at each location will become more apparent and will be easy to adjust and provide for the changing demand.

SWOT Analysis

SWOT ANALYSIS

STRENGTHS

Location

Reliability

Quality

Selection

Service

Expertise

MAINTAINING THESE STRENGTHS

Relationships across the industry will be the backbone to our success. Constantly improving our facilities and selection will keep customers returning for our knowledgeable staff and friendly atmosphere. Continued education will be mandatory in order to stay on the cutting edge of the industry.

WEAKNESSES

Stability

Company Reputation

OVERCOMING THESE WEAKNESS

Customer service and consistent quality will organically build company reputation. Stability will come in the form of lean operations and investing back into the business and employees. Staying involved in regulation will aid in smoothing out the changing compliance landscape.

OPPORTUNITIES	THREATS
Price	Location
Service	
TAKING ADVANTAGE OF THESE OPPORTUNITIES	**OVERCOMING THESE THREATS**
With internal manufacturing and cultivation, the opportunity for low input costs will provide a unique opportunity over the competition. Building relationships with micro-producers will help bring a superior product at a competitive price point.	While our location will be our biggest draw and asset, many residents of the metro area would have to travel too far. A solid delivery program will fill the gaps and expand our reach.

Positioning

Using brand awareness, art and entertainment, and highly educated staff, Mesilla Valley Cannabis will position itself as a leader in the local and regional cannabis space. Letting potential customers know what we do and what to expect will help drive home our branding and marketing efforts.

We must prove to customers that our venue is worth driving past several other closer options. What we know about successful competitors is that they offer either convenience or experience or both. We plan on offering convenience with our delivery and using software to retrieve our customers preferences and be able to suggest similar products along with up-sell opportunities. Customers will be greeted by name and be treated like

family, while offering them the products and services they come to expect and demand.
Pricing

Our pricing will need to remain competitive, but we will not participate in a race to the bottom. Our superior customer experience and service combined with our consistent quality product offerings will help balance the fluctuating market on both the wholesale and retail levels. A-1 top-shelf flower will always command a premium over lower grade supply, and we are expecting our customers to demand a variety of top-shelf goods.

Our consumption lounge will feature a one-of-a-kind gamification software coupled with split flap display board designed to mimic the look of the stock market. This software integrates with our POS system to create a real-time, data driven pricing strategy that can be used to clear inventory, improve user retention, entertain, and increase margins. The pricing software can also be adapted in our retail and mobile solutions as well.

Current retail market conditions command roughly $10-14/gram of flower in New Mexico. In Colorado, average flower prices are hovering around $5-15/gram. Oklahoma and Oregon have some of the cheapest retail markets, selling grams of flower for around $2 on the low end.

While pricing is important to our customers, it is not the only deciding factor. If Mesilla Valley Cannabis relies heavily on procurement and customer experience, we can prove ourselves to be the premium choice in the market, not only in cannabis offerings, but in our full vertical of business solutions.

Business to business wholesale will increase naturally over time. As we look to distribution and wholesale, a credit policy will be developed and adopted in order to extend credit terms to wholesale buyers. Cash accounts will always be preferred, but having options for our customers will set us apart from our competition, which generally do not offer credit accounts.

Location

Our location at 401 N Mesilla St, Las Cruces New Mexico which is in a Federal Opportunity Zone, is fully zoned and vetted for a vertically integrated cannabis venture; ideal for sales and consumption. We are perfectly positioned to the Downtown Main Street Plaza, with our location being a vital and highly recognized component of our historic and vibrant community. The space has been utilized in the agriculture and film industries, and most recently housed an artist co-op; a hub for local and national artists, musicians and creatives.

We have adequate street parking and a neighboring off-street parking partnership opportunity with the City of Las Cruces. We are located a half-mile from the Roadrunner transit station, which services city and Greyhound bus lines. We are also located on a major city bicycle path which is popular amongst the cycling community.

Las Cruces International Airport is located 8 miles to the west and will soon offer commercial passenger service including flights to Mexico. Opportunities for interstate cannabis transportation for distribution, testing, and procurement are available now and would help aid in any highway border checkpoint issues. El Paso airport is one hour to the east. I-10 and I-25 freeways service the state in both directions and are heavily traveled tourism routes.

Types of nearby business include restaurants, breweries, wineries, coffee shops, and retail. A $75 million dollar film production studio will be our newest neighbor, only a 15 minute walk down the new bike path. Affordable housing units are still available in the surrounding neighborhoods, including ownership and investment opportunities.

Major employers are investing in the area, including Virgin Galactic, 828 Productions, Netflix, NASA, creating demand for several smaller independent contractors and ancillary services. The Santa Teresa Port of Entry is 45 minutes southeast and is an international economic portal which we can take advantage of in terms of future import and export opportunities.

Distribution channels

- Retail - Single location to start, easy to expand under current license
- Wholesale - Acquire product and distribute to local accounts
- Consumption Lounge - Provide top-tier experience with benefit of managing inventory and utilizing data collected to optimize operations
- Delivery - Statewide and local delivery programs are possible with current license

Strategic partnerships will be key to successfully providing consistent products to the end user. All potential partnerships will be carefully vetted and executed to minimize downtime. If a cultivator or manufacturer can take advantage of our extra leasable space in our warehouse, then a stronger bond can exist and quality control methods can be easier to implement.

Competitive advantages will exist if an exclusive line of products can be procured and distributed using our networking and purchasing power to execute.

V. Operational Plan

1. Production

   Simple, organic, clean, traditional. These are words that will describe our product offerings. Both our internal manufacturing as well as various partnerships will use only industry best practices to provide the cleanest medicine possible.

2. Technology

   We will utilize and incorporate a cannabis specific POS system with integrated delivery, inventory and retail services. We will make use of the built-in API architecture to incorporate other technologies such as inventory management, gamification, and rewards programs.

3. Personnel

   Employees will be cross trained in retail, lounge and manufacturing operations. In the first year we should be able to handle daily operations with 4 full time team members and 1 full time general manager, along with contract labor to adjust for spikes or other unknowns.

   Lounge employees will need additional state-level licensing to be able to dispense cannabis. We will have an internal curriculum and standard operating procedures in place to ensure consistent information and guidance from our staff.

   Starting wages are calculated at $18 per hour to start. By offering competitive wages, we intend to keep employees for as long as they would like to work with us. Continued education and opportunities for advancement will aid in employee retention along with a solid management team.

4. Inventory

   Product procurement and inventory management will be similar to the food and beverage industry, as most of the cannabis products will have a shorter shelf-life due to processing, time, storage and environmental conditions. Product will be kept in fresh rotation and bulk will be correctly stored with humidity and light controls in place.

Tapping into the harvest schedules of our suppliers will ensure fresh product, efficient inventory management and appropriate turnover times. SOP's will be in place to handle any product nearing the end of its shelf-life to prevent having to discount or destroy due to spoilage.

5. Suppliers

    New Mexico allows for several cannabis license types including micro-producer cultivation and manufacturing. Our goal is to work mostly with these smaller operators and help eachother grow strong together. If we have solid relationships with suppliers built for longevity, then growth and sustainability will be easier to navigate on both ends.

    Larger suppliers will be of value to us as well, filling any gaps in product procurement that may come up. The importance of this was readily experienced during the launch of recreational cannabis in 2022. It will be good practice to work with several suppliers to ensure consistent product availability.

VI. Management & Organization

Founder / CEO - Derrick Pacheco

Derrick has worked across many industries and will bring those accumulated skills to the table with this new venture. He brings to the table proficient computer skills, graphic design and video production abilities, networking capabilities, general construction knowledge, steel and wood fabrication skills, restaurant design and management experience, art gallery curator, property management and a lot more.

Recent projects include commercial real estate investment, award-winning restaurant launch, neighborhood bicycle shop focusing on inner-city youth, and an affordable housing project called EMMAS which utilize shipping containers for work, live and play.

Gaps

Gaps in management and experience will be filled with contract solutions, salaried positions, and developing a board of directors and board of advisors. We hope to take on partners which can fill some of these essential roles and round out our corporate structure.

Advisors

- o Attorney - TBD
- o Accountant - GreenGrowth CPA's
- o Board of directors - TBD
- o Advisory board - Steve Helfrich, Studio Architecture
- o Insurance agent - Tamara Olive, HUB
- o Consultants - Tom Carmody, Carmody Foundation
- o Banker - TBD
- o Mentors and other advisors - Senator Carrie Hamblen, experienced in cannabis regulation, localized markets, local municipal challenges and an overall elevated outlook on local business.

VII. Startup Expenses & Capitalization

The startup costs needed to make our first sale are estimated at $75,000. Our initial investment seed round reflects this need, and additional rounds will be held if needed. Estimates of $300,000 of total capital investment have been made.

According to the Marijuana Business Daily Factbook, the average cannabis dispensary makes $974 in revenue per square foot of space. We will have around 3-4,000 square feet of space to program with cannabis operations.

Conservative financial projections have been built starting off with an average of 65,000 customers a year with a $40 average ticket price. An average cannabis price per pound of $2,500 was used to calculate COGS.

Additional revenue is projected to be about $120,000 in the first year, which includes private event rentals, venue rentals and the sublease of unused space.

Total Startup Cash Needed (to Make First Sale)

Capital Investments	Amount
Furniture and fixtures	8,000
Other equipment	4,000
Operating Expenses	Amount
Legal, accounting, and professional services	8,000
Prepaid insurance	5,000
Lease payments	20,000
Salary and wages	15,000
POS System and Software	1,000
Starting inventory	8,937
Mainvest compensation	5,063
Total Startup Cash Needed =	75,000

Projected Income Statement			
	Year 1	Year 2	Year 3
Sales			
Total Sales	2,800,000	3,500,000	4,260,000
Cost of Sales			
COGS	1,267,500	1,270,000	1,371,600
Expenses			
Equipment	20,000	10,500	5,000
Payroll Expenses	223,000	325,000	474,000
Legal & Professional Fees	20,000	40,000	40,000
Security Measures	20,000	20,500	21,012
CFO Outsource Service	41,000	36,000	36,000
Advertising/Marketing	12,000	24,600	25,215
Auto Expense	5,000	8,000	10,000
Bank Service Charge	12,000	12,300	12,607
Industry Memberships	3,000	3,000	3,000

Insurance (Liability, Property)	40,000	48,000	50,000
Lease/Rent/Building Payment	96,000	98,400	100,860
Interior Improvements	20,000	10,000	5,000
Exterior Improvements	38,000	5,000	5,000
Outside Labor	14,400	5,000	5,000
Repairs and Maintenance	4,000	4,100	4,202
IRC 280e Tax	666,250	990,000	1,264,200
Annual State License Fee	7,500	7,500	7,500
Utilities	15,000	25,000	26,000
Compliance & Packaging	30,000	33,0000	36,000
Software & Hosting	24,000	24,000	24,000
Travel & Tradeshow	8,000	16,400	16,810
Community Outreach	10,000	24,000	24,000
Furniture & Fixtures	50,000	5,000	5,000
Lounge Bar Area Fixtures	70,000	2,000	2,000
Entertainment	18,000	25,000	30,000
Bookkeeping	8,400	8,400	8,400
Payroll Services	1,500	1,500	1,500
Total Expenses	2,778,550	3,086,300	3,618,208
Net Profit	21,450	413,700	641,792

VIII. Conclusion

Mesilla Valley Cannabis is excited to work with our investors in the ever expanding cannabis industry.

The heavy lifting is complete and we are primed for a smooth launch, steady growth and longevity in the market.

Mesilla Valley Cannabis has a strong opening position with a licensed facility in a prime location and a visionary founder.

We value your interest and support in accomplishing these goals.

Your investment will be a catalyst for the future of cannabis and its home in New Mexico!

X. REFERENCES

The following sources have been used for reference in financial projections:

GreenGrowth CPA's - CPA, CFO and bookkeeping services

Blaze - point of sale software and hardware

Oat Foundry - manufacturer of split-flap display boards

Cannabis Exchange - creators of stock market exchange gamification software

Hub Insurance - insurance providers in the cannabis space

Western Heritage Bank - local cannabis friendly community bank

Cannabis Control Division - State of NM branch for all cannabis related data

Cannabis Industry News - independent news outlet reporting on trends

New Mexico Cannabis Chamber of Commerce - statewide trends and data

Las Cruces Green Chamber of Commerce - local legislative information and data

Marijuana Business Daily - industry leader in national analytics and news

New Mexico Tourism Department - facts and figures released by the State